Exhibit (a)(3)

[WESTIN HOTELS LIMITED PARTNERSHIP LETTERHEAD]

August 6, 2003

Dear Limited Partners:

     Please be advised that an unsolicited tender offer (the “Offer”) to purchase up to 79,917 limited partnership Units of Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”) (approximately 58.94% of the Units outstanding) for $550 per Unit in cash, less the amount of any cash distributions made or declared on or after July 7, 2003, was commenced. The Offer is being made by Kalmia Investors, LLC, Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey. The Schedule TO with respect to the Offer was filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2003 and amendments to the Schedule TO were filed with the SEC on July 30, 2003 and August 5, 2003.

     The General Partner of the Partnership is required to inform you of its position, if any, with respect to the Offer. In that regard, the General Partner is making no recommendation whether limited partners should accept or reject the Offer and is remaining neutral with respect to the Offer.

     Enclosed with this letter is a copy of Amendment No. 1 to our Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) which has been filed with the SEC. We urge you to read the enclosed materials carefully. Although the General Partner is not making a recommendation, we believe that limited partners should carefully consider the items set forth in Item 4 of the Statement in making their own decision about whether to tender Units.

     If you have any questions, please call Phoenix American Financial Services, Inc., the Partnership’s investor relations manager, at 1-800-323-5888.

Very truly yours,

WESTIN REALTY CORP.
General Partner

/s/ Alan M. Schnaid

Alan M. Schnaid
Vice President